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                                                             EXHIBIT 99.CODE ETH

                              KEYCO BOND FUND, INC.

                      CODE OF ETHICS FOR PRINCIPAL OFFICERS

I.       INTRODUCTION

         This Code of Ethics ("Code") applies to the principal executive officer, principal financial officer, principal accounting officer or controller, and any other person performing similar functions ("Principal Officers") of Keyco Bond Fund, Inc., a Michigan corporation (the "Company") that is registered as a closed-end investment company under the Investment Company Act of 1940, as amended. This Code is intended to deter wrongdoing and promote honest and ethical conduct (including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships); full, fair, accurate, timely and understandable disclosure in public reports and other public communications; compliance with applicable laws, rules and regulations; proper internal reporting of violations of this Code; and accountability for adherence to this Code.

         If you have any questions regarding the best course of action in a particular situation, you should promptly contact legal counsel to the Company who is Paul Rentenbach of the firm of Dykema Gossett PLLC, at 400 Renaissance Center, Detroit, Michigan 48243. His telephone number is 313-568-6973 and his e-mail address is prentenbach@dykema.com.

II.      PRINCIPLES AND RESPONSIBILITIES

         In performing his or her duties, each of the Principal Officers must:

         (a) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         (b) Comply with the Company's accounting policies and practices, and provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities Exchange Commission and in other public communications made by the Company;

         (c) Comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, laws and regulations, as well as the rules and regulations of self-regulatory organizations of which the Company is a member; and

         (d) Promptly report any actual or suspected violations of the Code to a member of the Company's Board of Directors or to the Company's legal counsel.

III.     WAIVERS

         Any waiver of this Code for any Principal Officer must be approved by the Company's Board of Directors and must be disclosed as required by law. Requests for waivers must be made in writing to the Company's legal counsel.



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IV.      ADHERENCE AND ACCOUNTABILITY

         Each Principal Officer will be held accountable for his or her adherence to the Code. The failure of any Principal Officer to comply with the Code may result in disciplinary action, up to and including removal from office. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties for the Principal Officers and/or the Company.

V.       DISCLAIMER

         This Code is not intended and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.



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